82-4154

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

[redacted]

04046472

SUPPL

Datum *Date*	11. 11. 2004		
Stran *Pages*	**1 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – Change in Structure of KB Group

Dear Sirs,

Pursuant to Rules of Prague Stock Exchange Part III subsection 8(9)(g) and Annex subsection F(c) Komercni banka, a.s. discloses following information:
On 10 November 2004 Komercni banka, a.s. acquired 100% share in the company ALL IN REAL ESTATE LEASING, a.s. according to the Share purchase agreement concluded with ALL IN, a.s., 100% subsidiary of Kormercni banka, a.s., on 4 November 2004.

Yours Sincerely,

Sylva Floríková
Head of Compliance

dlw 12/7